FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2007

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	460,427	39,857,136
Replenishment	19,020	2,071,367
Repurchased	(7,188)	(806,384)
Redemptions	(11,652)	(1,140,624)
Losses	(43)	(148)
Capitalised Interest	0	3,789	( * see below )
Other Movements	0	0
Carried Forward	460,564	39,985,136

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,478,051	125,406,056
Repurchased	(459,316)	(36,383,056)
Redemptions	(671,897)	(55,644,589)
Losses	(1,465)	(3,767)
Capitalised Interest	0	211,278	( * see above )
Other Movements	0	0
Carried Forward	460,564	39,985,136

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Prepayment Rates
	Trust Payment Rate (CPR) - Redemptions	Annualised Trust Payment Rate (CPR)
1 Month	2.86%	29.42%
3 Month	8.38%	29.53%
12 Month	30.22%	30.22%

	Trust Payment Rate (CPR) - Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	2.02%	15.75%
3 Month	5.54%	15.55%
12 Month	13.74%	13.74%

	Trust Payment Rate (CPR) - Redemptions and Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	4.88%	45.17%
3 Month	13.92%	45.08%
12 Month	43.96%	43.96%

Asset Profiles
Weighted Average Seasoning	35.60	months
Weighted Average Loan size	£86,817.76
Weighted Average LTV	64.83%	*** (see below)
Weighted Average Indexed LTV	58.14%	using Halifax House Price Index
Weighted Average Indexed LTV	56.97%	using Nationwide House Price Index
Weighted Average Remaining Term	17.82	Years

Product Type Analysis	£000's	%
Variable Rate	10,452,115	26.14%
Fixed Rate	14,046,778	35.13%
Tracker Rate	15,486,243	38.73%
	39,985,136	100.00%

As at 09 July 2007 approximately 16.21% of the loans were flexible loans

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Repayment Method Analysis	£000's	%
Endowment	4,402,363	11.01%
Interest Only	11,551,706	28.89%
Repayment	24,031,067	60.10%
	39,985,136	100.00%

As at 09 July 2007 approximately 24.46% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	23,607,224	59.04%
Remortgage	16,377,912	40.96%
	39,985,136	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 June 2007	7.59%
01 February 2007	7.34%
01 December 2006	7.09%
01 September 2006	6.75%

Geographic Analysis
Region	Number	£000's	%
East Anglia	17,887	1,423,669	3.56%
East Midlands	24,494	1,846,470	4.62%
Greater London	79,426	8,924,872	22.32%
North	18,954	1,177,725	2.95%
North West	52,598	3,647,826	9.12%
Scotland	29,184	1,786,028	4.47%
South East	121,601	12,483,058	31.22%
South West	36,909	3,202,969	8.01%
Wales	21,327	1,429,522	3.58%
West Midlands	28,883	2,112,352	5.28%
Yorkshire and Humberside	28,632	1,906,624	4.77%
Unknown	669	44,021	0.11%
Total	460,564	39,985,136	100.00%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	36,236	1,400,880	3.50%	31.74
25.01 - 50.00	122,986	8,059,667	20.16%	34.04
50.01 - 75.00	186,639	18,709,890	46.79%	32.49
75.01 - 80.00	18,828	2,014,321	5.04%	38.53
80.01 - 85.00	23,795	2,738,102	6.85%	36.58
85.01 - 90.00	39,334	4,618,611	11.55%	35.23
90.01 - 95.00	32,746	2,443,664	6.11%	58.29
Total	460,564	39,985,136	100.00%	35.25

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears
Band	Number	Principal	Overdue	%
Current	449,200	38,982,265	(1,597)	97.53%
1.00 - 1.99 months	6,664	595,170	5,208	1.49%
2.00 - 2.99 months	2,118	180,585	3,095	0.45%
3.00 - 3.99 months	1,011	83,346	1,987	0.21%
4.00 - 4.99 months	436	35,362	1,088	0.09%
5.00 - 5.99 months	287	23,488	904	0.06%
6.00 -11.99 months	485	41,735	2,352	0.10%
12 months and over	66	6,064	855	0.02%
Properties in Possession	297	20,540	2,689	0.05%
Total	460,564	39,968,555	16,581	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	19,563,591	20,293,545
Replenishment of Assets	0	2,071,367
Acquisition by Funding	5,854,684	(5,854,684)
Distribution of Principal Receipts	(1,821,972)	(125,036)
Allocation of Losses	(93)	(55)
Share of Capitalised Interest	2,113	1,676
Payment Re Capitalised Interest	(2,113)	2,113
Balance Carried Forward	23,596,210	16,388,926

Carried Forward Percentage	59.01246%	40.98754%

Minimum Seller Share	2,354,709	5.89%

Cash Accumulation Ledger
	£000's
Brought Forward	1,655,097
Additional Amounts Accumulated	1,822,065
Payment of Notes	0
Carried Forward	3,477,162

Target Balance	1,397,455	payable on 16th July 2007
	514,139	payable on 15th March 2008
	1,564,958	payable on 15th October 2007

	3,476,552

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
Quarter to 16/04/07	0.3784%
Quarter to 16/01/07	0.4303%
Quarter to 16/10/06	0.4790%
Quarter to 17/07/06	0.4492%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/04/07	£393,279,551.79	£0.00	£0.00
Required Amount as at 15/04/07	£420,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.45%	0.00%	0.00%
Percentage of Funding Share	1.67%	0.00%	0.00%

Notes Outstanding
	£000's
AAA Notes Outstanding	25,225,231
AA Notes Outstanding	723,536
A Notes Outstanding	276,106
BBB Notes Outstanding	848,499
Total	27,073,373

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	302	23,500
Repossessed in Period	38	8,733
Sold in Period	(43)	(9,003)
Carried Forward	297	23,230

	Cumulative
	Number	£000's
Repossessed to date	1,757	242,039
Sold to date	(1,460)	(218,809)
Carried Forward	297	23,230

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Repossession Sales Information
Average time Possession to Sale	101	Days
Average arrears at time of Sale	£5,682

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th June 2006, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	5.60000%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	3.96800%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	5.60000%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	5.60000%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	5.60000%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	5.60000%	1.75%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	3.96800%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	3.96800%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	3.96800%	1.60%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	3.96800%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	3.96800%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	5.35563%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.35563%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.35563%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	5.60000%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	5.60000%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	5.60000%	1.55%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	5.60000%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	5.60000%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	3.96800%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	5.60000%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	3.96800%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	3.96800%	0.80%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	3.96800%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	3.96800%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	3.96800%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	5.60000%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.35563%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	5.60000%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	5.60000%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.35563%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	3.96800%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	5.60000%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	5.60000%	0.09%
Series 1 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,260,000,000	5.32000%	-0.03%
Series 1 Class B	Holmes Financing No. 10	AA/Aa3/AA	$47,000,000	5.35563%	0.08%
Series 1 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$47,000,000	5.35563%	0.27%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.35563%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.35563%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.35563%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	3.96800%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	3.96800%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	5.60000%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	3.96800%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	5.60000%	0.20%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	3.96800%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	5.60000%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.35563%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	5.60000%	0.09%
Series 1 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.32000%	-0.02%
Series 1 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$45,000,000	5.35563%	0.09%
Series 1 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$45,000,000	5.35563%	0.24%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.35563%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.35563%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.35563%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.35563%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.35563%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	3.96800%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	5.60000%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	3.96800%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	5.60000%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	3.96800%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	5.60000%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	3.96800%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	5.60000%	0.42%
Series 1 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.32000%	-0.02%
Series 1 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£600,000,000	5.61125%	0.03%
Series 1 Class B1	Holmes Master Issuer 2007-1	AA/Aa3/AA	$57,200,000	5.34508%	0.09%
Series 1 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 21,400,000	3.93000%	0.09%
Series 1 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$30,300,000	5.34508%	0.28%
Series 1 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 22,700,000	3.93000%	0.28%
Series 1 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£15,550,000	5.61125%	0.28%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.34508%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000	3.93000%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000	3.93000%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	5.61125%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	5.34508%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000	3.93000%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	5.61125%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	5.34508%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000	3.93000%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	5.61125%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000	3.93000%	0.14%
Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	5.61125%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000	3.93000%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	5.61125%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000	3.93000%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	5.61125%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	5.34508%	0.10%
Series 1 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,225,000,000	5.37367%	0.03%
Series 1 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,200,000,000	5.37367%	0.04%
Series 1 Class B	Holmes Master Issuer 2007-2	AA/Aa3/AA	$82,000,000	5.37367%	0.07%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 1 Class C	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$128,400,000	5.37367%	0.23%
Series 2 Class A	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	CAD 600,000,000	4.38423%	0.08%
Series 2 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$2,750,000,000	5.37367%	0.05%
Series 2 Class B1	Holmes Master Issuer 2007-2	AA/Aa3/AA	$25,000,000	5.37367%	0.12%
Series 2 Class B2	Holmes Master Issuer 2007-2	AA/Aa3/AA	€ 95,000,000	4.19300%	0.13%
Series 2 Class B3	Holmes Master Issuer 2007-2	AA/Aa3/AA	£50,000,000	5.93143%	0.14%
Series 2 Class C1	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$34,000,000	5.37367%	0.41%
Series 2 Class C2	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	€ 106,000,000	4.19300%	0.41%
Series 2 Class C3	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	£45,000,000	5.93143%	0.43%
Series 2 Class M1	Holmes Master Issuer 2007-2	A/A2/A	$10,000,000	5.37367%	0.22%
Series 2 Class M2	Holmes Master Issuer 2007-2	A/A2/A	€ 20,000,000	4.19300%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-2	A/A2/A	£38,000,000	5.93143%	0.24%
Series 3 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,250,000,000	5.37367%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	€ 1,300,000,000	4.19300%	0.09%
Series 3 Class A3	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	£450,000,000	5.93143%	0.09%
Series 4 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$750,000,000	5.37367%	0.10%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2
02Q3	-	703	-	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-
03Q3	600	-	481	-	-	-	-	-	-	-
03Q4	-	176	481	-	-	-	-	-	-	-
04Q1	-	176	-	241	-	-	-	-	-	-
04Q2	-	176	-	241	-	-	-	-	-	-
04Q3	-	176	-	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-	-
05Q2	-	-	801	-	1,001	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-	-
06Q1	-	125	-	803	-	-	-	-	-	-
06Q2	-	125	-	-	-	-	-	-	-	-
06Q3	-	125	-	-	-	-	-	-	-	-
06Q4	-	-	-	-	-	1,018	-	-	-	-
07Q1	-	-	-	161	812	-	-	-	-	-
07Q2	-	-	634	161	-	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2
07Q2	-	-	-	-	-	-	-	-	-	-
07Q3	575	-	-	-	-	-	679	-	-	-
07Q4	-	300	770	-	-	-	-	795	-	-
08Q1	-	-	-	-	-	-	-	-	771	-
08Q2	-	-	500	592	221	-	388	-	600	715
08Q3	-	-	-	-	221	1,272	388	-	-	715
08Q4	-	-	-	-	221	-	-	-	-	-
09Q1	-	-	-	-	1,171	-	-	-	-	-
09Q2	-	-	-	-	-	-	342	-	-	-
09Q3	-	-	-	-	-	-	342	397	-	-
09Q4	-	-	-	-	-	-	-	397	-	-
10Q1	-	-	-	-	-	453	-	-	386	-
10Q2	-	-	-	-	-	453	-	-	386	1,664
10Q3	250	-	-	-	-	600	-	-	-	-
10Q4	-	-	-	-	-	-	1,526	1,632	-	-
11Q1	-	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	-	-	-	2,649	654
11Q3	-	-	-	-	-	-	-	-	-	654
11Q4	-	-	-	-	-	-	-	-	-	654
12Q1	-	-	-	-	-	-	-	-	-	-
12Q2	-	-	-	-	-	-	-	-	-	-
12Q3	-	-	-	-	-	-	-	-	-	377
12Q4	-	-	-	-	-	-	-	-	515	-
13Q1	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2007 to 09 July 2007

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 26 July 2007	By / s / Jessica Petrie
(Authorised Signatory)